28 Liberty Street, 41st Floor

New York, NY 10005

D / 212-238-8619

August 10, 2023

via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Timothy Levenberg

Re:	Greenfire Resources Ltd. (the “Company”) Amendment No. 3 to Registration Statement on Form F-4 Filed August 7, 2023 File No. 333-271381

Dear Mr. Levenberg:

On behalf of our client, Greenfire Resources Ltd. (the “Company”), we are providing the Company’s responses to the comments you delivered to us on the phone on August 9, 2023, with respect to the Company’s Amendment No. 3 to registration statement on Form F-4 (the “Amended Registration Statement/ Proxy Statement”). Set out below is a transcript, as close as possible, of those comments, and the Company’s response. Attached to this letter are proposed changes to the Amended Registration Statement that accompany those responses.

Greenfire Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

Greenfire Bonds, p. 295

1.	We note your revised disclosure on p. 295-296. Please further revise: (i) to clarify the basis upon which you will determine (whether and when) you will redeem some or all of the Greenfire Bonds, and (ii) to disclose in greater detail the current status of Greenfire bond refinance negotiation, including anticipated timing and parties, if known. In addition, please consider whether updated risk factor disclosure related to potential Greenfire bond redemption and/or the proposed refinance is appropriate. Make any corresponding revisions.

RESPONSE: In response to your comment, we plan to revise the Amended Registration Statement/ Proxy Statement as shown on the changed pages attached hereto as Annex 1 to clarify that because the Company is in the early stages of exploring a potential refinancing of the Greenfire Bonds, the Company does not know the potential terms of, or parties to, any such refinancing, and the Company does not expect to have sufficient information to assess whether to pursue any refinancing for several weeks.

Exhibits

Exhibits 5.1 and 5.2

2.	The newly filed legal opinions both include limitations on reliance inconsistent with guidance Staff Legal Bulletin No. 19 provides at Section II.B.3.d. For example, Exhibit 5.1 states that it is “furnished for the sole benefit of the Company and may not be relied upon by any other person or entity or quoted or referred to in any document other that the Registration Statement.” Exhibit 5.2 states that it “is being rendered solely for the benefit of the Company for the matters addressed herein and is not to be relied upon for any other purpose. This opinion may not be furnished to or relied upon by any person or entity without our prior written consent.” Because (1) the Staff does not accept any limitations on reliance, and (ii) those receiving securities in the offering are entitled to rely on the opinion, please refile those exhibits with opinions that do not contain those limitations.

RESPONSE: In response to your comment, counsel to the company plans to file amended validity opinions with the deletions required and related changes shown on the changed pages attached hereto as Annex 2 – 5.1 and Annex 2 – 5.2.

Exhibits 4.16 and 4.17.

3.	Both newly filed warrant agreements contain identical exclusive forum provisions in Section 8.3. Please revise the Proxy Statement/Registration Statement and add new risk factor disclosure regarding this provision. Clearly disclose whether it applies to actions that arise under the Securities Act. If so, please also state that there is uncertainty as to whether a court will enforce that provision. If it applies to Securities Act claims also add that investors cannot waive compliance with Federal securities laws and the rules and regulations thereunder.

RESPONSE: In response to your comment, we plan to revise the Amended Registration Statement/ Proxy Statement as shown on the changed pages attached hereto as Annex 3 to add the requested risk factor disclosure.

Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions, or would like further information, concerning any of the changes described above, please do not hesitate to contact me at (212) 238-8619. We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander